Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com

December 13, 2017

FILED AS EDGAR CORRESPONDENCE

Ms. Alison White, Esq.
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:  The Advisors' Inner Circle Fund Form N-14 Filing (File No. 333-221524)
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Dear Mses. White and Fettig:

On behalf of our client, the Advisor's Inner Circle Fund (the "Acquiring Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone, regarding the Trust's registration statement on Form N-14 filed with the SEC on November 13, 2017 (the "N-14 Registration Statement") with respect to the reorganization of the Geneva Advisors All Cap Growth Fund (the "Target All Cap Growth Fund") and Geneva Advisors Equity Income Fund (the "Target Equity Income Fund" and together with the Target All Cap Growth Fund, the "Target Funds" and each, a "Target Fund"), both series of Trust for Professional Managers (the "Target Trust"), into the AT All Cap Growth Fund (the" Acquiring All Cap Growth Fund") and AT Equity Income Fund (the "Acquiring Equity Income Fund" and together with the Acquiring All Cap Growth Fund, the "Acquiring Funds" and each, an "Acquiring Fund"), respectively, both newly created series of the Acquiring Trust (the "Reorganization"). AT Investment Advisers, Inc. ("ATIA") serves as investment adviser of the Target Funds and Acquiring Funds.

Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by ATIA. Capitalized terms not defined herein should be given the meaning provided in the N-14 Registration Statement.

COMMENTS ON THE PROXY STATEMENT/PROSPECTUS FROM THE OFFICE OF THE CHIEF
ACCOUNTANT

1. COMMENT. The Staff requests that you file a pre-effective amendment to the N-14 Registration Statement and include as an exhibit to such filing a consent of the Target Funds' auditor to the incorporation by reference of the audited financial statements of the Target Funds for the fiscal year ended August 31, 2017.

     RESPONSE. Accompanying this letter is Pre-Effective Amendment No. 1 to the N-14 Registration Statement ("Pre-Effective Amendment No. 1"), which includes the Target Funds' auditor's consent to the incorporation by reference of the audited financial statements of the Target Funds for the fiscal year ended August 31, 2017.

2. COMMENT. In the "Questions and Answers" section, under "What effect will the applicable Reorganization have on me as a shareholder?," please explain the rationale behind the decision to reorganize two share classes of each Target Fund into a single share class of its corresponding Acquiring Fund.

     RESPONSE. ATIA has confirmed for the Trust that the Class I and Class R shares of each Target Fund are being reorganized into the Institutional Class shares of its corresponding Acquiring Fund because Institutional Class shares offer a lower expense structure relative to Investor Class shares of the Acquiring Fund that ATIA has determined to offer existing Class I and Class R shareholders. While ATIA has registered Investor Class shares of the Acquiring Fund, ATIA has no present intent to offer the Invest Class shares of the Acquiring Fund. Further, Class R shareholders who come to hold Institutional Class shares of the Acquiring Fund as a result of the Reorganization will not be subject to the minimum investment requirements for the Institutional Class shares of the Acquiring Fund.

3. COMMENT. Please confirm supplementally that the management fee for each Acquiring Fund will decrease relative to the management fee of its corresponding Target Fund in connection with its Reorganization and that there is no combination of votes on the Proposals that will result in an Acquiring Fund's management fee remaining the same as the management fee of its corresponding Target Fund following the closing of the Reorganization.

     RESPONSE. The Trust confirms that the management fee for each Acquiring Fund will decrease relative to the management fee of its corresponding Target Fund in connection with its Reorganization and that there is no combination of votes on the Proposals that will result in an Acquiring Fund's management fee remaining the same as the management fee of its corresponding Target Fund following the closing of the Reorganization.

4. COMMENT. Please confirm supplementally that the Acquiring Funds' initial shareholder report and Form N-SAR filing that follow the Reorganization will each include the appropriate disclosure regarding a change in the Target Fund's auditor.

     RESPONSE. The Trust confirms the Acquiring Funds' initial shareholder report and Form N-SAR filing that follow the Reorganization will each include the appropriate disclosure regarding a change in the Target Funds' auditor.


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

5. COMMENT. The Staff notes that ATIA intends to recoup fees it or Geneva previously waived for the Target Funds or expenses that it or Geneva previously reimbursed to the Target Funds. In this regard: (a) Please confirm that each Acquiring Fund represents a "lift out" of its corresponding Target Fund in that the Acquiring Fund is the same as the Target Fund in all material respects. (b) Please disclose in narrative form in a section of the Proxy Statement/Prospectus other than footnote 3 to each Fee Table that ATIA likely will be able to recover a substantial portion of such previously waived and reimbursed Target Fund fees and expenses due to the fact that ATIA is charging a lower investment advisory fee to each Acquiring Fund relative to its corresponding Target Fund. (c) In the "Board Considerations in Approving the Reorganizations" section, please disclose whether the Target Trust Board considered the ability of the Adviser to recover a substantial portion of such previously waived and reimbursed Target Fund fees and expenses when considering the Reorganizations.

     RESPONSE. (a) The Trust confirms that each Acquiring Fund represents a "lift out" of its corresponding Target Fund in that the Acquiring Fund is the same as the Target Fund in all material respects. Each Acquiring Fund is a "shell" fund with no assets or liabilities that was formed for the purpose of acquiring the assets and liabilities of its corresponding Target Fund in its respective Reorganization. Each Target Fund will be the accounting survivor of its Reorganization into its corresponding Acquiring Fund. Further, each Acquiring Fund has the same investment objective, principal investment strategies, principal risks and portfolio managers as its corresponding Target Fund.

     (b) The requested disclosure has been added in the "Questions and Answers" section under "How do the Funds' fees and expenses compare?" and the "Comparison of Fees and Expenses" section.

     (c) The Trust responds supplementally based on information provided by the Target Trust by stating the Target Trust Board noted the expense cap would remain the same, although the expense structure could change. Accordingly, irrespective of the ability of ATIA to recoup previously waived and reimbursed Target Fund fees and expenses, the Target Fund shareholders would not pay more and/or no unfair burden would be borne by the shareholders under the proposed transaction.

6. COMMENT. Please confirm supplementally that the fees and expenses for the Target Funds and Acquiring Funds disclosed in the "Comparison of Fees and Expenses" section are current in accordance with Item 3 of Form N-14.

     RESPONSE. The Trust confirms, based on representations from the Target Funds, that the fees and expenses for the Target Funds disclosed in the "Comparison of Fees and Expenses" section are provided as of August 31, 2017 and are current in accordance with Item 3 of Form N-14. The Acquiring Funds' fees and expenses are estimated because the Acquiring Funds will not commence investment operations until the Reorganizations close.

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

7. COMMENT. Please confirm that the fees and expenses disclosed in the Fee Table and Expense Example for the Acquiring Funds that will be included in the Acquiring Funds' prospectus given to Target Fund shareholders will be the same as the corresponding pro forma fees and expenses disclosed in the Fee Table and Expense Example in the N-14 Registration Statement.

     RESPONSE. The Trust confirms the fees and expenses disclosed in the Fee Table and Expense Example for the Acquiring Funds that will be included in the Acquiring Funds' prospectus given to Target Fund shareholders will be the same as the corresponding pro forma fees and expenses disclosed in the Fee Table and Expense Example in the N-14 Registration Statement.

8. COMMENT. (a) Please confirm that the first two years of expenses in the Expense Example for each Acquiring Fund assume that ATIA will be recouping previously waived Target Fund fees and previously reimbursed Target Fund expenses up to its contractual expense cap. (b) Please consider adding corresponding disclosure to the paragraph preceding the Expense Example.

     RESPONSE. (a) The Trust confirms the first two years of expenses in the Expense Example for each Acquiring Fund assume that ATIA will be recouping previously waived Target Fund fees and previously reimbursed Target Fund expenses up to its contractual expense cap.

     (b) The requested change has been made.

9. COMMENT. Please confirm whether the Reorganizations will result in a change to the methodology pursuant to which a Target Fund's securities to be transferred to its corresponding Acquiring Fund will be valued and, if so, please disclose the effect of any such changes.

     RESPONSE. The Trust confirms the Reorganizations will not result in a change to the methodology pursuant to which a Target Fund's securities to be transferred to its corresponding Acquiring Fund will be valued.

10. COMMENT. In the "Costs of the Reorganization" section, please disclose that ATIA will bear the costs associated with the Reorganizations if the Reorganizations are not consummated.

     RESPONSE. The requested change has been made.

11. COMMENT. Please confirm that there is no portfolio repositioning planned in connection with either Reorganization.

     RESPONSE. The Trust confirms there is no portfolio repositioning planned in connection with either Reorganization because each Acquiring Fund is a "shell" fund and will commence investment operations in connection with its Reorganization.


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

12. COMMENT. Please explain why the investment advisory fees for the Target Funds are considered to be "unitary."

     RESPONSE. The Target Funds have represented to the Trust that the Target Trust Board views the investment advisory fee of each Target Fund as functionally equivalent to a unitary fee because the contractual expense cap for each Target Fund is set at the level of its investment advisory fee.

13. COMMENT. Please consider removing the dollar sign from "$33,712" in the "Pro Forma Adjustments" column of the "Class I Shares Outstanding" row in the Capitalization table.

     RESPONSE. The requested change has been made.

14. COMMENT. Please include the Schedule A to the Form of Investment Advisory Agreement included in Exhibit E.

     RESPONSE. The requested change has been made.

COMMENTS ON THE PROXY STATEMENT/PROSPECTUS FROM THE DIVISION OF INVESTMENT MANAGEMENT

15. COMMENT. In the "Proposals 1-2" section, please consider clarifying which proposal is Proposal 1 and which is Proposal 2.

     RESPONSE. The requested change has been made.

16. COMMENT. In the Questions and Answers section, please consider including a separate Question and Answer disclosing who will bear the expenses associated with the Reorganization, including all shareholder solicitation expenses.

     RESPONSE. The requested change has been made.

17. COMMENT. Under the "How do the Funds' purchase and redemption procedures and exchange policies compare?" in the "Question and Answers" section, please clarify what is meant by "conditions and limitations" in the following sentence: "Subject to any conditions or limitations imposed on the servicing of Institutional Class shares of the Acquiring Funds by your financial intermediary, if you received Institutional Class shares of an Acquiring Fund as a result of a Reorganization, you will be permitted to make additional Institutional Class Share purchases of the Acquiring Fund" and specify what types of conditions would result in such a scenario.

     RESPONSE. The requested change has been made.


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

18. COMMENT. In the "Comparison of Fundamental and Non-Fundamental Investment Policies" section, please clarify what is meant by "immediate" in the paragraph leading into the Fundamental Policies table.

     RESPONSE. The word "immediate" has been replaced with "material" in response to this Comment.

19. COMMENT. In the "Comparison of Purchase and Redemption Procedures, Exchange Policies and Redemption Fees" section, please disclose that shareholders who acquire Institutional Class shares of the Acquiring Fund as a result of the Reorganization will not be subject to the Acquiring Funds' $50,000 minimum investment requirement.

     RESPONSE. The requested change has been made.

20. COMMENT. In the "Comparison of Business Structures, Shareholder Rights and Applicable Law" section, please summarize the differences in shareholder rights discussed in Exhibit C to which shareholders are referred.

     RESPONSE. Disclosure has been added to the "Comparison of Business Structures, Shareholder Rights and Applicable Law" section that summarizes the material differences in the rights of shareholders of the Target Funds relative to the rights of shareholders of the Acquiring Funds.

21. COMMENT. In the "Costs of the Reorganization" section, please clarify that any brokerage costs associated with the Reorganization will not be borne by ATIA.

     RESPONSE. The disclosure referencing brokerage costs associated with the Reorganization not being borne by ATIA has been deleted.

22. COMMENT. With respect to Proposals 3 and 4, please include all applicable information required by Item 22(c) of schedule 14A as required by instruction (d)(1) of Form N-14.

     RESPONSE. The requested changes have been made. The Trust confirms supplementally, based on information provided by the Target Trust and ATIA, that all information required by Item 22(c) of schedule 14A has been disclosed in Pre-Effective Amendment No. 1.

23. COMMENT. Please disclose whether the Funds are in compliance with Section 15(f) of the 1940 Act with respect to the transfer of the Funds' investment advisory agreement from Geneva to ATIA.

     RESPONSE. The Trust refers the Staff to the new disclosure under the new "Section 15(f) of the 1940 Act" section, which provides that: (i) ATIA has agreed to use reasonable efforts to assure compliance with the conditions of Section 15(f) of the 1940 Act, (ii) in connection with the Reorganizations, ATIA is not aware of any circumstances relating to the Reorganizations that might result in the imposition of such an "unfair burden" on the Target Funds as a result of the Transaction and (iii) the Acquiring Trust Board will satisfy the condition that 75% of its members not be "interested persons" of ATIA or Geneva at the time of the Reorganization and expects to continue to satisfy this condition during the three-year period thereafter.

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If  you  have  any  questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
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David W. Freese


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